Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON JUNE 12, 2024

AND

PAYMENT OF FINAL DIVIDEND AND SPECIAL DIVIDEND

POLL RESULTS OF THE AGM

The Board announces that all the resolutions as set out in the Notice were duly passed by the Shareholders as ordinary resolutions by way of poll at the AGM.

PAYMENT OF FINAL DIVIDEND AND SPECIAL DIVIDEND

The Board is pleased to announce that the Company will distribute (i) Final Dividend of RMB509.0 million (approximately US$70.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate (with a distribution ratio of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.66 based on the latest exchange rates available as of the date of this announcement) per share (tax inclusive)) in respect of the year ended December 31, 2023; and (ii) Special Dividend of RMB509.0 million (approximately US$70.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate (with a distribution ratio of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.66 based on the latest exchange rates available as of the date of this announcement) per share (tax inclusive)), to Shareholders whose names appear on the register of members of the Company as of the close of business on July 3, 2024 (the “Dividend Record Date”). The distribution ratio per share is subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the Dividend Record Date and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.

Reference is made to the Company’s circular (the “Circular”) in connection with the AGM and notice of the AGM (the “Notice”) dated April 25, 2024. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

(I)	POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 12, 2024

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) is pleased to announce the poll results of the annual general meeting of the Company (the “AGM”) held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Wednesday, June 12, 2024 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Tuesday, June 11, 2024, New York time).

The voting results in respect of the resolutions proposed at the AGM were as follows:

Ordinary Resolutions			Number of Votes (%)
			For	Against	Abstain[1]
1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2023.		259,855,405 99.997018%	7,750 0.002982%	106,195 –
2.	(A)	To grant 50,000 RSUs involving 500,000 Shares (represented by 100,000 ADSs), representing approximately 0.15% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date, to Ms. Jingbo Wang, being a Director and the chairwoman of the Board, pursuant to the 2022 Share Incentive Plan.	76,588,900 66.170852%	39,155,265 33.829148%	26,276,465 –
	(B)	To grant 50,000 RSUs involving 500,000 Shares (represented by 100,000 ADSs), representing approximately 0.15% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date, to Mr. Zhe Yin, being a Director and the chief executive officer of the Company, pursuant to the 2022 Share Incentive Plan.	92,213,900 79.670453%	23,530,265 20.329547%	26,276,465 –

[1]	According to the Companies Act (As Revised) of the Cayman Islands, the Shares in abstention do not need to be calculated as votes cast at the AGM.

Ordinary Resolutions			Number of Votes (%)
			For	Against	Abstain[1]
3.	(A)	To re-elect the following directors of the Company (the “Directors”):

(i)	Mr. Boquan He to serve as a non-executive Director, subject to his earlier resignation or removal;	232,688,755 89.571099%	27,092,310 10.428901%	188,285 –
(ii)	Mr. Kai Wang to serve as a non-executive Director, subject to his earlier resignation or removal;	258,884,590 99.587409%	1,072,560 0.412591%	12,200 –
(iii)	Ms. Cynthia Jinhong Meng to serve as an independent Director, subject to her earlier resignation or removal;	259,574,130 99.852641%	383,070 0.147359%	12,150 –
(iv)	Mr. Jinbo Yao, who has served more than nine years since November 7, 2014, to serve as an independent Director, subject to his earlier resignation or removal;	259,698,920 99.899675%	260,805 0.100325%	9,625 –

(B)	To authorize the Board to fix the remuneration of the Directors.	259,628,035 99.961873%	99,025 0.038127%	242,290 –

4.	(A)	To consider, approve and declare Final Dividend of RMB509.0 million (approximately US$70.4 million) in aggregate in respect of the year ended December 31, 2023, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2023 to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a Final Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.67) per share (tax inclusive) in respect of the year ended December 31, 2023 will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.	259,954,965 99.995476%	11,760 0.004524%	2,625 –

Ordinary Resolutions		Number of Votes (%)
		For	Against	Abstain[1]
(B)	To consider, approve and declare Special Dividend of RMB509.0 million (approximately US$70.4 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2023, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a non-recurring Special Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.67) per share (tax inclusive) will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.	259,954,960 99.995474%	11,765 0.004526%	2,625 –

5.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2024.		259,878,050 99.967853%	83,570 0.032147%	7,730 –
6.	(A)	To grant of an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with additional Shares and/or ADSs (including any sale or transfer of treasury Shares) not exceeding 20% of the total number of issued Shares of the Company (excluding treasury Shares) as of the date of passing of this ordinary resolution.	196,434,420 75.610375%	63,363,815 24.389625%	171,115 –
	(B)	To grant a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued Shares of the Company (excluding treasury Shares) as of the date of passing of this ordinary resolution.	259,798,385 99.996852%	8,180 0.003148%	162,785 –
	(C)	Conditional upon passing of resolutions numbered 6(A) and 6(B) above, to extend the Issuance Mandate by adding the number of repurchased Shares and/or Shares underlying the ADSs under the Repurchase Mandate to the total number of Shares and/or Shares underlying the ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued Shares (excluding treasury Shares) as of the date of passing of this resolution.	196,498,385 75.636485%	63,294,735 24.363515%	176,230 –

As more than 50% of the votes were cast in favor of each of the above resolutions, all the resolutions were passed as ordinary resolutions at the AGM.

Please refer to the Notice for the full text of the resolutions proposed at the AGM.

The total number of issued Shares as of the date of the AGM was 330,436,753 Shares. The total number of issued Shares as of the Shares Record Date was 330,077,775 Shares, which was the total number of Shares entitling the Shareholders to attend and vote for or against all resolutions. As required under rule 17.04(4) of the Hong Kong Listing Rules, Ms. Jingbo Wang and Mr. Zhe Yin, their respective associates and all core connected persons of the Company must abstain from voting in favor of the resolutions no.2(A) and 2(B) for approving the Proposed Grant. There were no restrictions on any Shareholders casting votes on any of the proposed resolutions at the AGM. No person was required under the Hong Kong Listing Rules to abstain from voting on the resolutions proposed at the AGM and no party has stated his/her/its intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM.

The directors of the Company, Ms. Jingbo Wang and Mr. Zhe Yin, the non-executive directors of the Company, Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He and the independent directors of the Company, Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu attended the AGM, either in person or by means of telecommunication.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the AGM.

(II)	PAYMENT OF FINAL DIVIDEND AND SPECIAL DIVIDEND

The Board is pleased to announce that the Company will distribute (i) Final Dividend of RMB509.0 million (approximately US$70.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate in respect of the year ended December 31, 2023, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2023 in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) Special Dividend of RMB509.0 million (approximately US$70.2 million based on the latest exchange rates available as of the date of this announcement) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2023, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date.

Based on the number of issued Shares (excluding treasury Shares) as of the date of the AGM, (i) a Final Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.66 based on the latest exchange rates available as of the date of this announcement) per share (tax inclusive) in respect of the year ended December 31, 2023, and (ii) a non-recurring Special Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.66 based on the latest exchange rates available as of the date of this announcement) per share (tax inclusive), will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of Dividend Record Date, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.

The Final Dividend and Special Dividend payable shall be converted to and paid in U.S. dollars (for ADS holders and for holders of ordinary shares whose shares registered on the Company’s principal share register in the Cayman Islands) and in Hong Kong dollars (for registered holders of the ordinary shares whose shares registered on the Company’s Hong Kong share register in Hong Kong). The equivalent U.S. dollars amount of the Final Dividend and Special Dividend and the equivalent Hong Kong dollars amount of the Final Dividend and Special Dividend will be ultimately calculated based on (i) the relevant exchange rate based on the most readily available effective buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of the Dividend Record Date; and (ii) the number of shares of the Company entitled to dividend distribution as of the Dividend Record Date. The Company will make further announcement in respect of the final rate of final payment in U.S. dollars (for ADS holders and for holders of ordinary shares whose shares registered on the Company’s principal share register in the Cayman Islands) and in Hong Kong dollars (for registered holders of the ordinary shares whose shares registered on the Company’s Hong Kong share register in Hong Kong) on or immediately after the Dividend Record Date and in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations.

In order to qualify for the Final Dividend and Special Dividend, for registered holders of the ordinary shares, all transfer documents together with the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on July 3, 2024, Hong Kong time. The Final Dividend and Special Dividend will be payable to the holders of record of ADSs as of the close of business (5:00 p.m. New York time) on July 3, 2024.

The Final Dividend and Special Dividend are expected to be distributed on or around July 25, 2024 respectively to Shareholders whose names appear on the register of members of the Company as of the close of business on July 3, 2024. The Final Dividend and Special Dividend are expected to be distributed on or around August 1, 2024 respectively to ADS holders who hold ADSs as of the close of business (5:00 p.m. New York time) on July 3, 2024. Shareholders and ADS holders should seek professional advice from their own tax advisors regarding the possible tax implications of the respective payment of the Final Dividend and Special Dividend.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, June 12, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent directors.